Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Quarter Ended March 31, 2007
	2002	2003	2004	2005	2006
Earnings from continuing operations before income taxes	$26,669,478	$33,509,484	$43,420,521	$232,330	$3,050,229	$5,895,973
Capitalized interest	(479,200)	(1,083,470)	(1,302,776)	(2,233,021)	(1,747,774)	(436,426)
Fixed Charges, as below	10,211,647	6,921,397	6,861,607	7,392,243	7,348,790	2,789,004

Earnings as adjusted	$36,401,925	$39,347,411	$48,979,352	$5,391,552	$8,651,245	$8,248,551

Fixed Charges:
Interest and debt expense	$8,503,897	$4,970,437	$4,947,607	$5,369,169	$5,262,949	$2,146,964
1/3 of rent expense	1,707,750	1,950,960	1,914,000	2,023,074	2,085,841	642,040

Total Fixed Charges:	$10,211,647	$6,921,397	$6,861,607	$7,392,243	$7,348,790	$2,789,004

Ratio of Earnings to Fixed Charges	3.56	5.68	7.14	—	1.18	2.96

Deficiency of Earnings Available to Cover Fixed Charges	—	—	—	$2,000,691	—	—